# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INTERNATIONAL TOWER HILL MINES LTD, CIK 0001134115
CUSIP: 46050R102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 200 BURRARD STREET, SUITE 1570, VANCOUVER, British Columbia Canada (A1), V6C 3L6
Date of event which requires filing of this statement: 01/28/2026
Filed by CIK 0001035674
Persons authorized to receive notices and communications: Christopher P. Davis, Esq., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 986-6000

## Reporting persons
- PAULSON & CO. INC. (CIK 0001035674): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 99,573,038; shared voting power 0; sole dispositive power 99,573,038; shared dispositive power 0; aggregate amount beneficially owned 99,573,038 (38.1% of the class)
  Comment: Comment for 7, 9, and 11: See Note 1 to Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: INTERNATIONAL TOWER HILL MINES LTD
Address of issuer's principal executive offices: 200 BURRARD STREET, SUITE 1570, VANCOUVER, British Columbia Canada (A1), V6C 3L6
Comment: The following constitutes Amendment No. 6 ("Amendment No.6") to the Schedule 13D previously filed by the undersigned with respect to International Tower Hill Mines Ltd. on December 30, 2016 (as amended and supplemented by Amendment No. 1 filed on March 16, 2018, Amendment No. 2 filed on September 4, 2020, Amendment No. 3 filed on January 22, 2024, Amendment No.4 filed on March 5, 2025, and Amendment No.5 filed on January 27, 2026 "Schedule 13D"). This Amendment No.6 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

The consideration for the purchase of 9,813,650 Common Shares on January 28, 2026 reported herein by the Reporting Person was derived from available capital of the Funds managed by Paulson, and a total of approximately $21.7 million was paid to acquire such securities.

The consideration for purchase of 1,501,982 Common Shares on January 29, 2026 reported herein by the Reporting Person was derived from available capital of the Funds managed by Paulson, and a total of approximately $3.3 million was paid to acquire such securities.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended to incorporate by reference the disclosure set forth below in Item 6.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon 261,077,473 shares of Common Stock issued and outstanding, as reported by the Issuer to be outstanding after the closing of the Public Offering and Concurrent Placement pursuant to (i) the Issuer's Prospectus Supplement filed with the SEC on January 26, 2026 and (ii) the issuance by the Issuer of the Additional Shares pursuant to the Upsize Subscription Agreement as described in the Issuer's Current Report on Form 8-K filed with SEC on January 27, 2026. As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 38.1% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares of Common Stock as to which Paulson has:

(i) Sole power to vote or direct the vote: 99,573,038 (see Note 1).

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 99,573,038 (see Note 1).

(iv) Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
On January 28, 2026, the Reporting Person acquired in a block trade, 9,813,650 shares of Common Stock at a price of $2.22 per share.

On January 29, 2026, the Reporting Person acquired from the Issuer, in a private placement, 1,501,982 shares of Common Stock at a price of $2.22 per share.
Other persons with the right to receive dividends or sale proceeds:
See Note 1.

Note 1: Paulson furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule is owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.

For reporting purposes, the aggregate amount of Common Stock deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate of 99,573,038 shares of Common Stock beneficially held by the Reporting Person as of the date hereof.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

All closing conditions under the Upsize Subscription Agreement, including receipt of approval from all applicable stock exchanges, were satisfied and on January 29, 2026, the Issuer issued the Additional Shares to the Reporting Person.

## Signatures
- PAULSON & CO. INC.: /s/ Stuart L. Merzer, Stuart L. Merzer, General Counsel & Chief Compliance Officer (01/30/2026)